Exhibit 99.2

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 14, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on November 14, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to report the first available assay results from drilling on the Waterberg Extension Permits in two intersections confirming the Extension of the Super F zone. These intercepts confirm significant potential beyond the current Waterberg deposit.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to report the first available assay results from drilling on the Waterberg Extension Permits in two intersections confirming the Extension of the Super F zone. These intercepts confirm significant potential beyond the current Waterberg deposit.

Drill holes WE-01 and WE-02 are located respectively 700 meters and 1.4 kilometers north of the 5.4 kilometer long Waterberg Platinum deposit area. These holes have intersected Super F mineralization grade and average true thickness of 11 meters in the predicted position and geology with metal ratios consistent with the Waterberg Deposit.

Intersections

Hole WE-01 – 10.5 meters grading 3.03 grams per tonne of platinum, palladium and gold (“3E”), including 6.76 meters of 3.74 g/t 3E

Hole WE-02 – 15.63 meters grading 3.16 grams per tonne 3E, including 7.17 meters grading 4.52 grams per tonne 3E.

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Both the WE-01 and WE-02 intercepts are located on the 87% owned Waterberg Extension Prospecting Permits adjoining to the north of the Waterberg Platinum deposit (167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold with significant copper and nickel credits, Ken Lomberg QP, Sept 3, 2013, See Report www.sedar.com). The interceptions in WE-01 and WE-02 are open for expansion up and down dip and along strike. The shallowest edge of the F zone on the deposit area is at 223 meters deep and the shallowest T layers in the deposit are at 124 meters from surface.

Recent drilling on the Waterberg Extension Permits has now added 4.7 kilometers of confirmed F zone mineralization to the north of the Waterberg Platinum deposit area. Drilling continues and assays are in progress for another 8 other holes so far.

Recent drilling has now identified 23 kilometers of new Bushveld Complex including the 5.4 kilometers in the Waterberg Platinum deposit as defined in the September 3, 2013 technical report referred to above.

Details

	From (m)	To (m)	ZONE	Length(m)	2PGE+Au(g/t)	Pt (g/t)	Pd (g/t)	Au(g/t)	Pt:Pd:Au	Cu (%)	Ni (%)
WE01	671.50	682.00	SF	10.50	3.03	0.94	1.92	0.17	31:63:6	P	P
Inc.WE01	671.50	678.26	F	6.76	3.74	1.19	2.35	0.20	32:63:5	P	P
WE02	627.87	643.5	SF	15.63	3.16	1.11	1.92	0.13	35:61:4	0.14	0.26
Inc.WE02	628.33	635.5	F	7.17	4.52	1.55	2.78	0.19	34:62:4	0.18	0.33

P- Pending Assays, Inc.- Including

The grade and thickness of the reported intercepts for inclusion in future resource assessments may vary based on further drilling, deflections from these initial intercepts and by virtue of the potential mining cuts selected in resource estimation. Note that in addition, to the intercepts reported in the table above, for WE-01 the reported cuts are located in a greater mineralized zone of 31.3m grading 2.18g/t 3E and for WE-02, the cuts are located within a greater mineralized zone of 29.67 metres of 2.03 grams per tonne 3E. The selected cuts of 10 to 15 meters are generally consistent with the scale of the Waterberg deposit in grade and thickness. True thickness represents approximately 82% of the intercept thickness. Nickel and copper grades in the new intercepts are significantly higher than the average for the Waterberg deposit.

Intercepts in the Waterberg resource of greater thickness are classified as Super F as they may potentially be approached with a different mechanized mining method, as compared to other “thinner” 3 to 5 meter layers in the T and F mineralization. All of the Waterberg Platinum thicknesses are in contrast to the 0.9 to 1.4 meter typical platinum reefs mined underground in South Africa.

Qualified Person, Quality Control and Assurance

R. Michael Jones, P. Eng, is the non-independent qualified person responsible for this press release. The technical data has been verified by Mr. Jones direct involvement in supervision of the technical work on the Waterberg Projects. Mr. Jones has verified the technical data sufficiently for this release and reference is made to the significant project risks and qualifications in the independent qualified person reports at www.sedar.com. Mr. Jones has relevant experience in the evaluation of platinum and palladium projects over the past 14 years and precious metals deposits and mines over the past 29 years.

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Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards. Platinum Group Metals qualified geologists supervised the drilling and sampling work and have utilized a quality control program in addition to the laboratory including checks, documentation, chain of custody and the insertion of standards and blanks into the sample assay batches.

Ken Lomberg is the independent qualified person for the resource estimation on Waterberg deposit and he has reviewed the references to resources and ongoing work in this press release.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is listed as PLG on the NYSE MKT and as PTM on the Toronto Stock Exchange.

The Company is based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group Metals was founded in 2002 and has focused on the discovery and development of platinum and palladium deposits. The Company founders and management in Canada and South Africa have a track record of precious metals discovery, development and operations.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:
R. Michael Jones, President or
Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-lookingstatements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate andsimilar expressions, or are those, which, by their nature, referto future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements inthis press release include, without limitation, statements regarding the Company’s plans to complete further drilling, project finance loan and other financing, future exploration, development and production on the Company’s projects, thepossibility ofqualified empowerment partners investing in the WBJV Project1 Platinum Mine and the outcome offurther developments with regard to Wesizwe. Although theCompany believes the forward-looking statements in this press release arereasonable, it can give noassurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements bythe Company are not guarantees of future results or performance, and that actual resultsmay differ materially from those in forward looking statements as a result of various factors, including, but notlimited to, variations in market conditions; the nature, qualityand quantity of any mineral deposits that may be located;, metal prices; other prices and costs; currency exchange rates;the Company’s abilityto obtain any necessary permits, consents or authorizations required for its activities; the Company’sability to access further funding and produce minerals from its properties successfully orprofitably, to continue itsprojected growth, or to be fully able to implementits business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form < B>and other filings with the SEC and Canadian securities regulators, which maybe viewed at www.sec.gov and www.sedar.com, respectively.

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Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses theterms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineralresources” have a greatamount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferredmineral resources” may not form thebasis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that anypart or all of an inferred resource exists or is economicallyor legally mineable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

November 14, 2013

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